IOWA FIRST BANCSHARES CORP.
                             300 East Second Street
                              Muscatine, Iowa 52761
                              PHONE (319) 263-4221

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


The annual meeting of shareholders of Iowa First Bancshares Corp., an Iowa corporation, will be held at the corporate offices of the Company and its subsidiary, First National Bank of Muscatine, Muscatine, Iowa, on Thursday, April 17, 1997, beginning at 2:00 p.m. in order to:

1.  Elect four Directors for terms of three years each.
2.  Increase the number of authorized common shares to six million.
3. Transact any other business which may be properly brought before the meeting or any adjournment of the meeting.

Common stockholders of record as of the close of business on March 14, 1997, are entitled to vote at the meeting.

Even if you plan to attend the meeting, we encourage you to sign and return the enclosed proxy. If you are unable to attend the meeting because of illness or any other reason, your vote will still be cast. If you do attend the meeting, your proxy will automatically be suspended if you elect to vote in person.

We encourage your attendance at this meeting. The Officers and Directors want to keep you, one of the owners of the Company, informed of its activities and progress.


                                                   /s/ George A. Shepley
                                                   -----------------------------
March  21, 1997                                    George A. Shepley
                                                   Chairman of the Board
                                                    Chief Executive Officer

EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

                                 PROXY STATEMENT

General Information Concerning the Solicitation of  Proxies

This proxy statement is furnished on March 21, 1997, in connection with the solicitation by the Board of Directors of the proxies in the accompanying form.

A shareholder who gives a proxy may revoke it at any time prior to its exercise by filing with the Corporate Secretary a written revocation or a duly executed proxy bearing a later date. The proxy will be suspended if the shareholder is present at the meeting and elects to vote in person.

As of March 14, 1997, 1,740,948 shares of common stock were outstanding, each of which is entitled to one vote at the meeting. Only shareholders of record as of the close of business on March 14, 1997 will be entitled to notice of and to vote at the meeting.

The affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required for adoption of motions and resolutions, except that changes in voting rights, removal of Directors, amendments to the Articles of Incorporation, and approval of mergers, consolidations, or partial liquidations require the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote.

Beneficial Owners of Common Stock

The following table sets forth information as of February 28, 1997, with respect to any person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's common stock.

Name and Address                    Amount and Nature of               Percent
of Beneficial Owner                 Beneficial Ownership              of  Class
-------------------                 --------------------              ---------

Carl J. Spaeth                          175,815 (1)                     10.11%
1630 Fifth Avenue
Moline, Illinois

George A. Shepley                       108,234 (2)                      6.23%
34 Colony Drive
Muscatine, Iowa

(1) Includes 4,815 shares as beneficially and indirectly owned by Mr. Spaeth regarding shares owned by Mr. Spaeth's spouse. Also includes 50,535 shares owned by Spaeth and Co. and 34,200 shares owned by 10 Yen, Inc. Mr. Spaeth is President of Spaeth and Co. and, as such, shares voting and dispositive powers as to shares held by that entity. Mr. Spaeth is a director of 10 Yen, Inc. and, as such, shares voting and dispositive powers as to shares held by that entity, of which he disclaims "beneficial ownership."

(2) Includes 92,934 shares as beneficially owned by Mr. Shepley because the Company's management believes he has the power to exercise investment decisions with respect to such shares.

The beneficial ownership, including exercisable but not yet exercised stock options, of current, continuing and nominated Directors is set out in the table on the following page. All current Directors and Executive Officers as a group own beneficially 439,795 shares, which constitutes 25.3 percent of the class.

Election of Directors

At the annual meeting, shareholders will be asked to elect four Directors to hold office for terms of three years each.

The Board of Directors and management recommend the election of the four nominees listed herein. The named proxies intend to vote for the election of the nominees. If, at the time of the meeting, any of such nominees is unable or declines to serve, the discretionary authority provided in the proxy will be exercised to vote for a substitute or substitutes, unless otherwise directed. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

Information Concerning Nominees for Election as Directors

The Board of Directors presently consists of eleven Directors divided into three classes, with four Directors in two classes and three Directors in one class. Directors of one class are elected each year to hold office for a three-year term, until their successors are duly elected and qualified, or until their earlier resignation or removal. The terms of office of the current Class I Directors will expire on the election of the Directors at the 1997 annual meeting of shareholders.

The shareholders will be asked to elect each of the four Class I nominees listed herein for terms of three years or until a successor is elected and qualified or until his or her earlier resignation or removal. If all nominees are elected they will fill all but one of the current twelve Directorships with the intent that the vacancy be filled by the Board of Directors as provided in the By-laws when the Board deems such action advisable. The Board of Directors has not selected a nominee for the vacancy, and will not present a candidate for the vacancy at the annual meeting.

Certain information is set out below and on the following page with respect to the four persons nominated by the Board of Directors to serve as Directors and with respect to the Directors continuing in office for terms expiring in 1998 and 1999. All nominees are currently Directors of the Company.

                           IOWA FIRST BANCSHARES CORP.
                                    DIRECTORS

                                                                                                 As of February 28, 1997
                                                                                                       Common Stock
                                                                                                 -----------------------
                                                                                 Amount and
                    Position(s)                                                  Nominated       Nature of      Percent
                    Held with                                         Director   For Term       Beneficial        of
Nominees            the Company                                Age      Since    Expiring       Ownership       Class
----------------------------------------------------------------------------------------------------------------------------

Kim K. Bartling     Director.  Executive Vice President, Chief
                    Operating Officer, and Treasurer            39       1994        2000           32,214         1.85%

Larry L. Emmert     Director                                    55       1993        2000           12,450            *

George A. Shepley   Chairman of the Board and CEO               74       1983        2000          108,234         6.23%

Carl J. Spaeth      Director                                    79       1984        2000          175,815        10.11% (1)

Continuing                                                                         Term
Directors                                                                         Expires
------------------                                                                -------

Roy J. Carver, Jr.  Director                                    53       1989       1998            23,904         1.38%

Craig R. Foss       Director                                    47       1994        1999            2,910            *

Donald R.
Heckman             Director                                    58       1984        1999           19,560         1.13%

Dean H. Holst       Director. President and CEO, First National
                    Bank in Fairfield                           57       1985        1998           19,950         1.15%

D. Scott Ingstad    Director and President. President and CEO,
                    First National Bank of Muscatine            46       1990        1999           21,334         1.23%

Dr. Victor G.       Director.                                   53       1994        1998            3,900            *
McAvoy

Beverly J. White    Director                                    57       1988        1999           19,524          1.12%

(1) Includes 4,815 shares as beneficially and indirectly owned by Mr. Spaeth regarding shares owned by Mr. Spaeth's spouse. Also includes 50,535 shares owned by Spaeth and Co. and 34,200 shares owned by 10 Yen, Inc. Mr. Spaeth is President of Spaeth and Co. and, as such, shares voting and dispositive powers as to shares held by that entity. Mr. Spaeth is a Director of 10 Yen, Inc. and, as such, shares voting and dispositive powers as to shares held by that entity, of which he disclaims "beneficial ownership

*   Less than 1 percent of the outstanding stock of the Company.

Shares listed as beneficially owned include vested, but unexercised, options to purchase shares of the Company's stock and, for Directors who are also officers of the Company, shares held in the Company's retirement plan for the benefit of such individuals.

The business experience of each nominated and continuing Director is set forth in the following section. All Directors have held their present position for at least five years unless otherwise indicated.

Kim K. Bartling. Mr. Bartling has been Executive Vice President, Chief Operating Officer and Treasurer since December 1996. He has served as Executive Vice President and Chief Financial Officer of First National Bank of Muscatine since February 1997. Mr. Bartling served as Senior Vice President, Chief Financial Officer and Treasurer of the Company and First National Bank of Muscatine beginning in 1988. Prior to serving in these positions Mr. Bartling served as Vice President/Finance of the Company and First National Bank of Muscatine since 1987. Mr. Bartling joined the Company in 1985 as Internal Auditor after three years of experience in public accounting. Mr. Bartling is also a Director of the Company.

Larry L. Emmert. Mr. Emmert has been President of Hoffmann, Inc., a general building contractor located in Muscatine, Iowa, since 1981.

George A. Shepley. Mr. Shepley has been Chairman of the Board and CEO of the Company since 1983. Mr. Shepley served as President of the Company from 1989 until December 1996. He has served as Chairman of the Board, 1987 to present, President, 1963 to 1989, First National Bank of Muscatine and Chairman of the Board, 1986 to present, First National Bank in Fairfield.

Carl J. Spaeth. Mr. Spaeth has been President of Cabe Corporation and Spaeth and Co., investment companies located in Moline, Illinois, since the 1960's. Mr. Spaeth is also Director of 10 Yen, Inc., an investment company located in Moline, Illinois.

Roy J. Carver, Jr. Mr. Carver has been Chairman of Carver Pump Company, a manufacturer of industrial pumps used in military and civilian applications, since 1981. Mr. Carver is also a Director of Bandag, Incorporated, which has classes of securities registered with the Securities and Exchange Commission.

Craig R. Foss. Mr. Foss has been President and a shareholder of the law firm of Foss, Kuiken, and Gookin, P.C., Fairfield, Iowa, since 1979.

Donald R. Heckman. Mr. Heckman is an investor. Prior to retirement, Mr. Heckman had been Factory Manager of the H. J. Heinz Co. plant located in Muscatine, Iowa, 1973 to February 1995. This plant produces and warehouses various consumer products including ketchup, gravy and various sauces.

Dean H. Holst. Mr. Holst has served as President and CEO of First National Bank in Fairfield since 1985, prior to which he served as Vice President from 1973 to 1985. Mr. Holst is also a Director of the Company.

D. Scott Ingstad. Mr. Ingstad has served as President and CEO of First National Bank of Muscatine since 1990. Prior to joining the Company, Mr. Ingstad was Senior Vice President/ Senior Loan Officer, First National Bank and Trust Company, Columbia, Missouri, 1989 to 1990 and President and CEO, Commerce Bank of Harrisonville, NA, Harrisonville, Missouri, 1986 to 1989. Mr. Ingstad is also a Director and, as of December 1996, President of the Company.

Victor G. McAvoy. Dr. McAvoy has served as President of Muscatine Community College and Vice-Chancellor of the Eastern Iowa Community College District since 1986.

Beverly J. White. Mrs. White has served as a Director of Quality Foundry Co. since 1993 as well as Vice President beginning in 1996. Quality Foundry Co. is a grey iron foundry specializing in semi-steel castings. Mrs. White also served as Executive Vice President of Muscatine Development Corporation and Muscatine Chamber of Commerce from 1990 to 1991 and as a Director of Muscatine Development Corporation from 1989 to 1990.

Officers and Directors of the Company and its subsidiaries have had, and may have in the future, banking transactions in the ordinary course of business of the Company's subsidiaries. All such transactions are on substantially the same terms, including interest rates on loans and collateral, as those prevailing at the time for comparable transactions with others, involve no more than the normal risk of collectibility, and present no other unfavorable features.

Meetings and Committees of the Board of Directors

The Board of Directors held twelve regular meetings and three special meetings during the last fiscal year. All incumbent Directors attended at least 75% of the regular Board of Directors meetings held after each Director was duly elected and qualified. The annual retainer that each outside Director received in 1996 was $5,300 plus $100 for each committee meeting attended. Executive officers who also serve on the Board of Directors do not receive such retainer or committee fees.

The Company has committees of the Board of Directors, which meet on an "as needed" basis. During 1996, the Strategic Planning Committee met three times. Its members are Mr. Emmert (Chairman), Mr. Spaeth, Mr. Heckman, Mr. McAvoy and Mr. Shepley. The Human Resource Committee met twice; its members are Mrs. White (Chairperson), Mr. Emmert, Mr. Spaeth and Mr. Shepley. The Retirement Plan Committee met one time during 1996; its members are Mr. Spaeth (Chairman), Mr. Emmert, Mrs. White and Mr. Bartling.

Compensation Committee Report

The Human Resource Committee serves as the Company's compensation committee. The Committee policy is to seek to provide fair and competitive compensation, encourage the retention of highly qualified individuals and enhance shareholder value by encouraging increased profitability of the Company. This policy is intended to align the financial interest of the Company's and subsidiary banks' officers (including executive officers) with those of the shareholders, as well as to create an atmosphere which recognizes the contribution and performance of each officer. In addition to merit-based promotions, the essential components of the compensation policy for the Company's executive officers are base compensation, bonuses and stock option awards.

The Committee considers many factors when determining compensation levels for executive officers. These factors include the extent to which each executive officer contributes to enhancement of shareholder value and comparisons of the Company's compensation of executive officers to the compensation paid to executive officers by other companies in the banking industry, including peer groups. The Committee also considers the extent to which each executive officer contributes to attainment of earnings targets for the Company and each subsidiary. Other factors include the executive officer's contribution to return on average assets and return on average equity, contribution to the profitable growth of the Company, and contribution to improvements in quality of assets and , thus, quality of earnings.

In determining the base compensation of the executive officers for 1996, the Committee considered all of the aforementioned factors, including the Company's strong earnings performance and an average salary increase at the subsidiary banks of approximately 3%-4%.

In determining the compensation level for the Chief Executive Officer, the Committee specifically reviews trends in the Company's return on average assets and equity. It looks at the overall return to shareholders, including dividends paid and changes in the fair market value of the Company's stock. The Committee also assesses the CEO's effectiveness in leadership and communication skills, as demonstrated by the level at which the subsidiary banks attain their targets for earnings and asset quality, and the effectiveness of the strategic and operating planning process, which the CEO leads. During 1995, the Company's net earnings increased approximately 6.1%, earnings per share increased 4.9%, and total shareholder return was over 32%. Return on average assets and equity was 1.18% and 14.0%, respectively. Additionally, asset quality, as measured by nonaccrual loans and loans past due 90 days or more, improved with a decrease of $398,000 (29%) in these categories. This report submitted by the Human Resource
Committee: Beverly J. White, Chairperson
           Larry L. Emmert
           Carl J. Spaeth

Management Compensation

The following table sets forth the remuneration paid or accrued for the past three years by the Company and its subsidiaries to the highest paid executive officers whose 1996 cash compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                       Long Term Compensation
                                                                                 ----------------------------------
                                                                                         Awards
                                                   Annual Compensation           ------------------------   Payouts
                                               -------------------------------                    Options   -------
Name and Principal                                                Other Annual   Restricted Stock    or      LTIP       All Other
Position                             Year       Salary    Bonus   Compensation         Awards       SARs    Payouts    Compensation
                                                  $         $           $                $           #         $           $(1)
------------------------------------------------------------------------------------------------------------------------------------

George A. Shepley .............      1996      195,709    27,889        --                 --       --         --             13,197
Chairman and CEO ..............      1995      190,009    28,026        --                 --       --         --             12,677
                                     1994      184,475    24,443        --                 --       --         --             16,727

D. Scott Ingstad ..............      1996      139,900    17,837        --                 --       --         --             13,197
Director and President ........      1995      134,380    17,469        --                 --       --         --             12,432
of the Company; ...............      1994      130,380    12,712        --                 --       --         --             14,979
President and CEO, First
National Bank of Muscatine

Dean H. Holst .................      1996      110,119    15,141        --                 --       --         --             10,761
Director  of the Company; .....      1995      106,912    13,765        --                 --       --         --             10,256
President and CEO, First ......      1994      105,113    12,876        --                 --       --         --             13,126
National Bank in Fairfield

Kim K. Bartling (2) ...........      1996       94,100      12,939      --                --       --         --               9,260
Director , Executive Vice .....      1995       90,045      12,494      --                --       --         --               8,594
President, Chief Operating Officer
and Treasurer of the Company

(1) Includes contributions to the employee stock ownership plan with 401(k) provisions.

(2) Mr. Bartling's cash compensation did not exceed $100,000 during 1994, thus detailed compensation data is not supplied for that year.

Employee Stock Ownership Plan with 401(k) Provisions

The Company sponsors an employee stock ownership plan with 401(k) provisions. An employee becomes a participant upon completing a minimum period of employment. Employee contributions up to 6% of total compensation per employee are matched by the employer at a rate of 50% of the employee contributed amount. Additionally, the employer may make discretionary profit-sharing contributions to the plan; total annual contributions cannot exceed the amount that can be deducted for federal income tax purposes. Participants may direct investment of the funds they have contributed to their individual accounts under the plan utilizing several fixed income and equity investment options. A portion of the discretionary profit-sharing contributions made by the Company or its subsidiaries for the participants may be directed for investment in common shares of the Company. Participant (but not Company) contributions are included in salary in the Summary Compensation Table. The Company and its subsidiaries contributed a cash total of $266,459 to this plan for 1996.

Performance Incentive Plans

In addition to base compensation, each executive officer of the Company and the subsidiaries has specific annual weighted goals which, if attained, will result in year-end cash performance incentive pay equal to 10% of base pay. The maximum annual payment under this incentive plan is 15% of base pay for substantially exceeding the goals established. For the year ended December 31, 1996, amounts paid or accrued under this incentive plan totaled $116,735 which included $73,805 for executive officers of the Company as a group. Also, the Company and subsidiaries have discretionary performance incentive plans covering a majority of employees. These plans encourage improved efficiency and effectiveness of employees by increasing remuneration as a direct result of individual and organizational goal attainment. Payments made or accrued under all performance incentive plans, including the executive officer plan discussed above, totaled $233,583 for 1996.

Executive Employment Agreements

In order to advance the interests of the Company by enabling the Company to attract and retain the services of key executives upon which the successful operations of the Company are largely dependent, the Board of Directors tendered, effective January 1, 1996, Employment and Change in Control Agreements to D. Scott Ingstad, Dean H. Holst and Kim K. Bartling. An Employment Agreement was also tendered by the Board of Directors, effective September 1, 1996, to Tim
M. Nelson, Executive Vice President and Senior Loan Officer of one of the Company's banking subsidiaries, First National Bank of Muscatine.

The Employment Agreements are for a base term of two years and automatically renew unless 90 days notice of non-renewal is provided to the other party. If an executive's employment is terminated prior to the expiration of the Agreement or by the providing of notice of non-renewal, or if the executive is constructively discharged (for example, as a result of a reduction in responsibilities or compensation, or other breach of the Agreement by the Company), the executive is entitled to a severance benefit of : (1) twelve months base pay; (2) any vacation pay accrued but not yet taken; (3) an amount equal to the annual average past three years payment under the Performance Incentive Plan; (4) reimbursement of a portion of medical premiums paid by the executive such that the same "cost-sharing" basis provided at the date of termination is maintained.

Upon a change in control, as defined, the Change in Control Agreements become effective. The executive will, under the Agreement, remain employed by the Company for three years after the effective date or until executive's normal retirement date (the Employment Term), whichever is earlier. An executive who is terminated or constructively discharged after a change in control is entitled to the following for the remainder of the Employment Term: (1) base pay; (2)
payments under the Performance Incentive Plan; (3) perquisites to which the executive was entitled on the date of the change in control; and (4) contributions for benefits expected to be made to the Company's retirement plans.

Supplemental Compensation will also be provided to mitigate the effects of any excise taxes applicable to executive employment payments. Each executive is subject to a confidentiality agreement, and if the executive voluntarily terminates employment prior to a change in control or if executive's employment is terminated for cause, the executive will be subject to noncompetition and nonsolicitation agreements.

Incentive Stock Option and Nonstatutory Stock Option Plan

The Company has an Incentive Stock Option and Nonstatutory Stock Option Plan (hereinafter "Plan") for senior officers and directors. The purpose of the Plan is to promote the interests of the Company and its shareholders by strengthening its ability to attract and retain key officers and directors by furnishing additional incentives whereby such officers and directors may be encouraged to acquire, or to increase their acquisition of, the Company's common stock, thus maintaining their personal and proprietary interest in the Company's continued success and progress. The Plan is administered by the Human Resource Committee of the Company. The option price is 100 percent of the fair market value of the common stock ($9.00 per share, adjusted for stock splits and stock dividends) of the Company at the grant date, January 1, 1993. All options granted under the Plan vest ratably over five years and must be exercised within five years of the grant date. The Company retains Right of First Refusal on all shares issued pursuant to the Plan.

The following table provides information regarding all stock options exercised by the named executives during 1996 and the number and value of options held by such executive officers at December 31, 1996..

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

                                                                        Number of Securities                Value Of
                                                                       Underlying Unexercised      Unexercised In-the-Money
                                                                     Options/SARs at FY-End (#)   Options/SARs at FY-End($)(2)
                                   Shares Acquired      Value        ---------------------------  ---------------------------
Name                               on Exercise (#)  Realized ($)(1)  Exercisable   Unexercisable  Exercisable   Unexercisable
-----------------------------------------------------------------------------------------------------------------------------

George A. Shepley ...............       9,000          $92,970          5,400          3,600       $ 59,400       $ 39,600
D. Scott Ingstad ................       3,000          $23,000         11,400          3,600       $125,400       $ 39,600
Dean H. Holst ...................       3,900          $42,900          3,300          1,800       $ 36,300       $ 19,800
Kim K. Bartling .................       6,000          $66,000          8,400          3,600       $ 92,400       $ 39,600

(1) Value realized is calculated based on the difference between the option exercise price and the higher of the most recent known market or appraisal price of the Company's common stock on the date of exercise multiplied by the number of shares to which the exercise relates.

(2) Represents the aggregate market value (market price of the common stock less the exercise price) of the options granted based upon the appraised price of $20.00 per share of the common stock on December 31, 1996.

Comparative Performance By The Company

The graphical presentation omitted herein compares the performance of the Company's common stock with (i) the Media General Financial Services, Inc.
(MGFS) Index for NASDAQ Stock Market (U.S. Companies), and (ii) the MGFS Index for the stocks of banks and bank holding companies located in the West North Central United States which are listed on the New York Stock Exchange or NASDAQ (representing approximately thirty-five companies). Most of these companies are considerably larger than Iowa First Bancshares Corp. The chart assumes an investment of $100 on January 1, 1992, in each of the Company's common stock, the NASDAQ National Market Index and the stocks in the bank peer group. Each year's performance is for the twelve months ended December 31. The index level for all series was set to 100.00 on January 1, 1992. The overall performance assumes dividend reinvestment throughout the period. The Company's common stock is not listed on any stock market exchange thus the price used for the Company's common stock in the chart was the bid price at each year-end as supplied by one of the brokerage firms which acts a market maker for the Company. Beginning with the year ended December 31, 1993, the price used for the Company's common stock in the chart is the greater of the year-end price supplied by one of the Company's market makers or the appraisal price supplied by an independent appraiser.

               Comparison of 5-Year Cumulative Total Return Among
                          Iowa First Bancshares Corp.,
                    NASDAQ Market Index and Peer Group Index

The data points used in the omitted graph were as follows:


Symbol Index Description           1991       1992      1993      1994      1995      1996
-------------------------------------------------------------------------------------------

Iowa First Bancshares Corp.        100       149.06    224.72    266.02    353.81    438.02
Peer Group Index                   100       126.49    141.01    143.94    213.25    295.55
NASDAQ Market Index                100       100.98    121.13    127.17    164.96    204.98

Assumes $100 invested on Jan. 1, 1992.
Assumes dividends reinvested.

Amendment of Articles of Incorporation

The Board of Directors has unanimously recommended that the Articles of Incorporation be amended to increase the authorized common shares from 2 million to 6 million shares. The resolution necessary to accomplish this amendment will be submitted to the vote of the shareholders at the annual meeting and is presented below.

The Board of Directors believes that it may be advantageous at some future date to have such additional shares available (for example, to be able to declare common stock dividends when appropriate without waiting for shareholders to authorize additional shares). The Board of Directors has the power to issue such shares, subject to applicable state and federal regulations, without further action by shareholders, but it has no present plan, arrangements, understandings, or commitments with respect to issuance of such shares. To the extent such shares are issued other than on a pro rata basis, the ownership position of present shareholders may be diminished.

Proposed Resolution

RESOLVED, that the number of authorized common shares of the Corporation is changed from 2 million to 6 million shares. FURTHER RESOLVED, that the following amendment to the Articles of Incorporation is adopted:

Section 4.01 of the Articles of Incorporation of Iowa First Bancshares Corp. is repealed, and the following is substituted for it:

         Section 4.01. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is 6,500,000 shares, consisting of 500,000 shares designated as "preferred stock" or "preferred shares" with a par value of $1.00 per share, and 6,000,000 shares designated as "common stock" or "common shares" with no par value per share (collectively "shares").

FURTHER  RESOLVED,   that  the  appropriate  officers  of  the  Corporation  are authorized and directed on behalf of the Corporation to do all things which may be necessary or convenient to carry out the purposes of this resolution.

Independent Auditors

Representatives of McGladrey & Pullen, LLP, independent auditors for the Company, will be present at the annual meeting, will have an opportunity to make any statement they desire, and will be available to respond to appropriate questions.

Deadline for Shareholder Proposals for 1998 Annual Meeting

Proposals by shareholders intended to be presented at the 1998 annual meeting must be received at the Company's executive offices no later than November 21, 1997, to be included in the proxy statement and proxy form.

Deadline for Shareholder Nominations of Directors for 1998 Annual Meeting

Proposals by shareholders for vacant directorships intended to be presented at the 1998 annual meeting must be received at the Company's executive offices no later than November 21, 1997, to be included in the proxy statement and proxy form.

General

The entire cost of soliciting proxies for the annual meeting is paid by the Company. No solicitation other than by mail is contemplated.

The Board of Directors knows of no other matters which will be brought before the meeting, but, if other matters properly come before the meeting, the persons named in the proxy intend to vote the proxy according to their best judgment.

On written request to the undersigned at 300 East Second Street, Muscatine, Iowa 52761, the Company will provide, without charge to the shareholder, a copy of its Annual Report on Form 10-K, including financial statements and schedules, filed with the Securities and Exchange Commission for its most recent fiscal year.

Information set forth in this proxy statement is as of March 14, 1997, unless otherwise dated.

                                                    /s/ George A. Shepley
                                                    ----------------------------
March 21, 1997                                      George A. Shepley
                                                    Chairman of the Board and
                                                    Chief Executive Officer

                           IOWA FIRST BANCSHARES CORP.

Common Stock Proxy Solicited by Board of Directors for Annual Meeting of Shareholders on April 17, 1997.

The undersigned acknowledges receipt of a Notice of Meeting and Proxy Statement dated March 21, 1997, and appoints D. Scott Ingstad and Beverly J. White, or either of them with full power of substitution, as the proxies and attorneys of the undersigned to vote all shares of common stock of Iowa First Bancshares Corp. which the undersigned is entitled to vote at the annual meeting of shareholders of Iowa First Bancshares Corp. to be held at Muscatine, Iowa, on April 17, 1997, at 2:00 p.m. and any adjournment thereof. The proxies are directed to vote as checked below on the following matters and otherwise in their discretion.

                                                                                                   VOTE     VOTE
                                                                                                    FOR    AGAINST   ABSTAIN
                                                                                                   -----   -------   -------
                                                                               Nominees
                                                                               --------

1.  Election of four Directors each with a term expiring in 2000:          Kim K. Bartling          __        __        __
                                                                           Larry L. Emmert          __        __        __
                                                                           George A. Shepley        __        __        __
                                                                           Carl J. Spaeth           __        __        __


2.  Increase the number of authorized common shares to six million.


This proxy will be voted as specifically directed above. In the absence of such direction, this proxy will be voted FOR the nominees.

(Continued and to be dated and signed on reverse side.)

The Board of Directors knows of no other matters that may properly be, or that are likely to be, brought before the meeting. However, if any other matters are properly brought before the meeting or any adjournment thereof, the proxies will vote on such matters in their discretion.

PLEASE DATE, SIGN, AND MAIL IN ENCLOSED, POSTAGE-PAID ENVELOPE.

Dated ______________________________, 1997   (Please date this proxy and sign
____________________________________         exactly as your name or names
____________________________________         appear hereon.  If stock is held
   Signature(s) of Shareholder(s)            jointly, both owners should sign.
                                             If you sign as attorney, executor,
                                             administrator, trustee, guardian,
( ) Individual     ( ) Corporation           custodian, or corporate official,
                                             please give your full title in such
( ) Partnership    ( ) _____________         capacity.